November 12, 2019

James M. Nixon
Chief Executive Officer
West Coast Ventures Group Corp.
6610 Holman Street, Suite 301
Arvada, Colorado 80004

       Re: West Coast Ventures Group Corp.
           Registration Statement on Form S-1
           Filed November 1, 2019
           File No. 333-234435

Dear Mr. Nixon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services